EXHIBIT 99.1

FOR IMMEDIATE RELEASE	EARNINGS RELEASE

—	Top Image Systems Reports Third Quarter 2006 Results

—	TIS Achieves Record Revenues and Sixth Consecutive Quarter of Profitability

Tel Aviv, Israel – November 8, 2006 – Top Image Systems, Ltd. (NASDAQ: TISA), the leading innovator of data capture solutions, today announced its financial results for the third quarter of 2006.

Revenues for the third quarter of 2006 were $5.25 million, an increase of 28% over the $4.11 million revenues recorded for the third quarter of 2005, and a 6% increase from the $4.93 million revenues for the second quarter of 2006. 46% of third quarter revenues were generated from services and 54% from products.

Net income for the third quarter was $175 thousand, compared with net income of $114 thousand in the third quarter of 2005, and net income of $285 thousand in the second quarter of 2006. Basic and fully diluted earnings per share in the third quarter was $0.020 compared with $0.012 in the third quarter of 2005, and $0.032 in the second quarter of 2006.

Third quarter and nine-month highlights:

—	Record quarterly revenues with 28% year over year growth.

—	Nine month revenues total $14.7 million, representing 22% year- over-year growth.

—	Operating profit totals $172 thousand, representing 17% sequential growth.

—	17 new deals signed during the third quarter.

—	55% of the quarterly revenues generated from existing customers and 45% from new customers.

—	Growing success for TIS’s solutions in Japan, generating 21% of company’s quarterly revenues with several new deals and cooperation with new partners.

—	Success in the UK, Germany and the rest of Europe, which generated 19%, 17% and 17% of company’s quarterly revenues, respectively.

—	Renewed activity in Latin America.

“We are delighted to again present record third-quarter and nine-month 2006 revenue. Although the third quarter is seasonally a weak quarter for the market as well as for TIS, we still increased our revenues over the prior quarter and maintained our profitability levels. In particular, we are pleased with our significant growth since last year,” commented Dr. Ido Schechter, Chief Executive Officer of Top Image Systems.

Dr. Schechter continued, “Our investment last year in Japan continues to bear fruit. Though this market is relatively conservative and requires technology mainly for structured forms, we see growing demand for our more advanced technologies, including the processing of semi-structured and unstructured information. Given our achievements in the first nine months of 2006, we remain confident in our continued growth and our long-term outlook.”

Conference Call
TIS management will host a conference call today, November 8, 2006, at 10:00am EST (07:00am Pacific Time, 03:00pm UK Time, 05:00pm Israel Time) to review the third quarter 2006 financial results and other corporate events. Dr. Ido Schechter, CEO, and Arie Rand, CFO, will be on-line to discuss these results and take part in a question and answer session.

The call can be accessed by dialing:

US Dial-in Number: 1 888 281 1167
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

Participants are asked to call the number approximately 10 minutes before the conference call begins.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Top Image Systems’ website, at: www.topimagesystems.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’ eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.topimagesystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “project”, “expect”, “plan”, “intend”, “may”, “should”, “will” and similar words or expressions identify some, but not all, of these statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), the Company’s ability to successfully integrate TIS Japan, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:	External Investor Relations Contact:
Adi Bar-Lev	Ehud Helft & Kenny Green
Investor and Public Relations Manager	GK Investor Relations
Top Image Systems Ltd.	1 866 704 6710
+972 3 7679114	ehud@gkir.com / kenny@gkir.com
adi@TopImageSystems.com

FINANCIAL TABLES FOLLOW

Top Image Systems Ltd.
Consolidated Statements of Operations for the

	Three months ended	Three months ended	Nine months ended	Nine months ended	Year ended
	September 30,	September 30,	September 30,	September 30,	December 31,
	2006	2005	2006	2005	2005
	In thousands US$, except per share data

Revenues
Product sales	2,814	2,289	8,689	6,760	9,888
Service revenues	2,433	1,821	6,032	5,350	6,932

Total revenues	5,247	4,110	14,721	12,110	16,820

Cost of revenues (*)
Product costs	503	507	1,654	1,564	3,363
Service costs	1,508	1,100	3,952	3,330	3,400

Total cost of revenues	2,011	1,607	5,606	4,894	6,763

Gross profit	3,236	2,503	9,115	7,216	10,057

Expenses

Research and development costs	435	299	1,319	944	1,312
Selling and marketing	1,694	1,284	4,865	4,039	5,396
General and administrative	935	821	2,511	2,523	3,470
Liquidated damages related to September 2005 PIPE	-	-		164	164

	3,064	2,404	8,695	7,670	10,342

Operating profit (loss)	172	99	420	(454)	(285)

Financing income (expenses), net	15	15	241	(125)	(146)

Income (loss) before taxes on income	187	114	661	(579)	(431)

Taxes on Income	(12)	-	(20)	-	(30)

Net income (loss) for the period	175	114	641	(579)	(461)

Basic net income (loss) per share	0.020	0.012	0.073	(0.069)	(0.050)

Weighted average number of shares used in computation of basic net income (loss) per share	8,828,621	8,958,263	8,814,088	8,949,167	8,764,222

Fully diluted net income (loss) per share	0.020	0.012	0.071	(0.069)	(0.050)

Weighted average number of shares used in computation of fully diluted net income (loss) per share	8,970,316	8,958,263	8,987,673	8,949,167	8,764,222

(*) Certain costs were re-classified for prior periods

Top Image Systems Ltd.
Consolidated Balance Sheet as at

	September 30,	December 31
	2006	2005
	In thousands US$

Assets

Current assets:
Cash and cash equivalents	6,626	8,200
Marketable securities	3,273	1,805
Trade receivables, net	6,975	6,802
Other current assets	1,192	622

Total current assets	18,066	17,429

Severance funds pay	665	654

Property and equipment

Cost	2,538	2,358
Less / accumulated depreciation	(1,948)	(1,781)

Net property and equipment	590	577

Goodwill	465	465

Net intangible assets	875	1,100

Other long-term assets, net	65	135

Total assets	20,726	20,360

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	1,616	2,179
Trade payables	521	900
Accrued liabilities and other payables	2,527	2,213

Total current liabilities	4,664	5,292

Long-term liabilities:
Liability for severance pay, net	991	850

Total long-term liabilities	991	850

Total liabilities	5,655	6,142

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	97	97
Surplus capital	29,773	29,561
Comprehensive income
Accumulated deficit	(14,799)	(15,440)

Total shareholders' equity	15,071	14,218

Total liabilities and shareholders' equity	20,726	20,360